As filed with the Securities and Exchange Commission on May 7, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934

                            ------------------------

                                DOCUMENTUM, INC.
          (Name of Subject Company--Issuer and Filing Person --Offeror)

                            ------------------------

                        OPTIONS TO PURCHASE COMMON STOCK,
                           par value $0.001 per share
                         (Title of Class of Securities)

                            ------------------------

                                   256159-10-4
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                Jeffrey A. Miller
                      Chairman and Chief Executive Officer
                                DOCUMENTUM, INC.
                            6801 Koll Center Parkway
                          Pleasanton, California 94566
                            Telephone: (925) 600-6800
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                 Filing Person)

                              --------------------

                                   Copies to:
                           James F. Fulton, Jr., Esq.
                               COOLEY GODWARD LLP
                   Five Palo Alto Square, 3000 El Camino Real
                        Palo Alto, California 94306-2155
                            Telephone: (650) 843-5000

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
$ 78,797,155                                           $15,759.43
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*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,638,345 shares of common stock of Documentum, Inc. having an exercise price of $14.67 will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act, as amended.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: Not applicable.      Filing Party: Not applicable.

      Form or Registration No.: Not applicable.    Date Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   Third-party tender offer subject to Rule 14d-1.
|X|   Issuer tender offer subject to Rule 13e-4.
|_|   Going-private transaction subject to Rule 13e-3.
|_|   Amendment to Schedule 13D under Rule 13d-2.

|_| Check the following box if the filing is a final amendment reporting the results of the tender offer

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offer to Exchange under the "Summary Term Sheet" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The name of the issuer is Documentum, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 6801 Koll Center Drive, Pleasanton, CA 94566. The information set forth in the Offer to Exchange under
            Section 15 ("Information About Documentum") is incorporated herein by reference.

      (b) Securities. This Schedule TO relates to an offer by the Company to exchange all options currently outstanding under the Company's 1993 Equity Incentive Plan and 1996 Non-Officer Equity Incentive Plan (the "Option Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock") held by option holders as of June 6, 2001 (the "Eligible Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material Terms. The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"),
            Section 11 ("Status of Options Acquired by Us in the Offer"),
            Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b)   Purchases. The information set forth in the Offer to Exchange under
            Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a)   Purposes. The information set forth in the Offer to Exchange under
            Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer") is incorporated herein by reference.

      (c) Plans. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including without limitation, through the issuance of additional stock.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b)   Conditions. The information set forth in the Offer to Exchange under
            Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d)   Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

      (a)   Securities Ownership. Not applicable.

      (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or Recommendations. The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses.") is incorporated herein by reference.

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

ITEM 10. FINANCIAL STATEMENTS.

      (a) Financial Information. Item 8 ("Financial Statements and Supplementary Data") of Documentum, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 17 ("Additional Information") is incorporated herein by reference.

      (b)   Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

      Not applicable.

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

ITEM 12. EXHIBITS.

Exhibit Number                          Description
--------------   --------------------------------------------------------------
 99.(a)(1)(A)    Offer to Exchange, dated May 7, 2001.

 99.(a)(1)(B)    Form of Letter of Transmittal.

 99.(a)(1)(C)    Form of Election Form.

 99.(a)(1)(D)    Form of Notice of Change in Election from Accept to Reject.

 99.(a)(1)(E)    Form of Notice of Change in Election from Reject to Accept.

 99.(a)(1)(F)    Documentum, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

 99.(a)(1)(G)    Documentum, Inc.'s Press Release announcing voluntary stock option exchange program, dated April 19, 2001.

 99.(b)          Not applicable.

 99.(d)(1)       Documentum, Inc.'s 1993 Equity Incentive Plan and Forms of
                 Stock Option Agreement (filed as Exhibits (6)10.1, (2)10.2 and
                 (2)10.3, respectively, to the Company's Annual Report on Form
                 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and which
                 Exhibits (6)10.1, (2)10.2 and (2)10.3 are incorporated herein by reference).

 99.(d)(2)       Documentum, Inc.'s 1996 Non-Officer Equity Incentive Plan
                 (filed as Exhibit (6)10.12 to the Company's Annual Report on
                 Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and which Exhibit (6)10.12 is incorporated herein by reference).

 99.(g)          Not applicable.

 99.(h)          Not applicable.

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

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CUSIP NO. 256159-10-4
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                                   SCHEDULE TO

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2001

                                        DOCUMENTUM, INC.


                                        By: ______________________________
                                        Name: Sayed Darwish, Esq.
                                        Title: Vice President, General Counsel
                                               and Secretary